Mail Stop 3720


      July 11, 2006

Donald J. Farley
Secretary
PCS Edventures!.com, Inc.
345 Bobwhite Court, Suite 200
Boise, Idaho  83706

RE:  	PCS Edventures!.com, Inc.
      Preliminary Schedule 14A; File No. 0-49990
	Filed June 14, 2006

Dear Mr. Farley:

	We have limited our review of your preliminary Schedule 14A to disclosure related to the charter amendment proposals and related matters and have the following comments. Please revise your filing to comply with these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


1. Please move, up to page two where you first discuss the required stockholder vote for the election of directors, your discussion on page 17 of the required vote for the charter amendment proposals and your discussion on page 26 of the required vote for ratification of the auditors` appointment.



Proposal No. 1  Election of Board of Directors, page 3

2. Item 8 of Schedule 14A and Item 402(b) of Regulation S-B require that the summary compensation table include information for your last three fiscal years, but you have included information for only your last two fiscal years. Please revise accordingly.

3. We note your disclosure on pages seven and eight, among others, regarding executive officer stock option issuances and exercises during 2005. Please include the tabular disclosure specified by Item
8 of Schedule 14A and Items 402(c) and (d) of Regulation S-B regarding named executive officer option grants and exercises.

Proposal No. 3: Amendment ...to Increase the Number of Authorized Shares..., page 17

4. We note that your proposed increase in authorized preferred stock relates significantly to the Barron financing while your proposed increase in authorized common stock relates significantly to the LabMentors acquisition. Revise your proxy card so that stockholders are given the right to vote separately on the proposed increase in the number of authorized shares of common stock and the proposed increase in the number of authorized shares of preferred stock. Also revise your disclosure in the proxy statement to discuss each proposal separately. Rules 14a-4(a)(3) and (b)(1) require that the form of proxy provide for a separate vote on each matter presented.
See Section II.H of SEC Release No. 34-31326.

5. Your acquisition of LabMentors appears to implicate Note A of
Schedule 14A. Please revise your proxy statement so that you have provided information required by Items 11, 13 and 14 of Schedule 14A regarding the acquisition. Among your revisions, include audited LabMentors financial statements covering two fiscal years as required by Item 14(c)(2) of Schedule 14A and Item 17(b)(7) of Form S-4, due to the apparent significance of the acquisition to you. In this regard, we also note that your Form 8-K filed on December 9, 2005, as amended, does not include audited LabMentors financial statements covering two fiscal years as required by Item 9.01 of Form 8-K and Rule 3-05 of Regulation S-X and should be amended to do so.

Further, among your Item 14 revisions in the proxy statement, provide management`s discussion and analysis regarding LabMentors, according to Item 14(c)(2) of Schedule 14A and Item 17(b)(5) of Form S-4. In addition, expand your discussion of LabMentors business so that you comply with Item 14(c)(2) of Schedule 14A and Item 17(b)(1) of Form
S-4. Alternatively, tell us in your response letter why you believe you are not required to provide some or all of the information elicited by this comment.

6. So that stockholders may gain a better sense of the relationship between the LabMentors acquisition, the suggested need for the increase in authorized common stock and the potential extent of adverse consequences, note in the proxy statement the different earnings objectives tiers stated in the stock purchase agreement and the number of shares of common stock you must issue the former LabMentors stockholders upon reaching any of the tiers.

7. You state on page 17 that, "[a]t this time, [you] are currently negotiating the possible acquisition of two businesses, and contemplate issuing common stock to fund those acquisitions."
This
disclosure implies that you have current plans for the use of the additional shares afforded by your proposal to increase the number of authorized common stock. Therefore, please revise your proxy statement to provide the information required by Items 11, 13 and 14 of Schedule 14A, as required by Note A of Schedule 14A. Among your revisions, describe the terms of these transactions, and include a discussion of how these transactions could positively and negatively impact your stockholders. Alternatively, tell us in your response letter why you believe you are not required to provide some or all of this information.

8. Describe the consequences to the company, including the consequences under the LabMentors acquisition and Barron financing agreements, if either authorized stock increase proposal is not approved by stockholders.

Proposal No. 5: Amendment ... to Permit the Board to Limit Waiver or
Amendment ..., page 21

9. Please discuss the possible negative effects of this proposal on different classes of stockholders. Then disclose the consequences to the company if the proposal is not approved by stockholders.

10. Disclose what is meant by "designated percentage" and "designated class" and when these designations are to be determined.

Proposal No. 6: Amendment ... to Authorize the Board to Designate and Issue ..., page 22

11. Expand your description, by providing further examples, of the adverse consequences to existing stockholders if this proposal is implemented. Include discussion of possible liquidation preferences, conversion rights, redemption rights and dividend rights that the board may afford a new class or series and how this would effect current stockholders. Then disclose the consequences to the company if the proposal is not approved by stockholders.

Interest of Certain Persons in Matters to be Acted Upon, page 23

12. We note your disclosure as to the absence of substantial insider
interest in the election and ratification proposals; also provide the
disclosure required by Item 5 of Schedule 14A regarding interests, if
any, of specified persons in the charter amendment matters to be acted upon at the meeting.
*	*	*	*

	As appropriate, please revise your filing and respond to these comments. You may wish to provide us with marked copies of any revisions to expedite our review. Please furnish a cover letter with your revised filing that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your revised filing and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Cheryl Grant, Senior Staff Attorney, at (202) 551-3359, or me, at (202) 551-3810, with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director

cc:	via facsimile (208-343-1321)
      Shannon Wilson, Assistant Chief Financial Officer
	PCS Edventures!.com, Inc.
Mr. Farley
PCS Edventures!.com, Inc.
July 11, 2006
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